9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

04036896

PROVIMI

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, September 10, 2004

Your ref.: File No. 82-5212

SUPPL

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Cécile GUL

dlw 9/16

PROVIMI

ON TOP OF THE FEED CHAIN

Provimi : 7% growth in sales and operating income for the first six months of 2004 on a like for like basis

Paris/Rotterdam September 9, 2004

The Provimi Group (listed on the Euronext *Premier marché* in Paris), one of the global leaders in the animal nutrition business, today announces its results for the first half of 2004. Revenues were EUR 782.6 million and operating income amounted to EUR 39.1 million, an increase of respectively 3.6% and 2.9% compared to the same period last year. On a like for like basis revenues increased 7.1% and operating income 6.9%. Net income - group share increased to EUR 5.2 million, compared to EUR 1.8 million in the equivalent period last year.

Key Figures (in million Euro)			
	30/06/2004	30/06/2003	**Change**
Revenues	**782.6**	755.2	+ 3.6%
Operating income	**39.1**	38.0	+2.9%
Net financial expenses	**-18.0**	-18.8	- 4.3%
Pre-tax income before exceptional items	**21.1**	19.2	+9.9%
Net income – group share	**5.2**	1.8	
Shareholders' equity	**548.5**	527.6	
Net financial debt	**404.2**	492.8	
Gearing	**0.74**	0.93	

Sector Information	**Revenues**		**Operating income**	
	30/06/2004	30/06/2003	**30/06/2004**	30/06/2003
France	**69.5**	70.0	**8.1**	6.2
Poland	**225.7**	205.1	**6.5**	7.0
Rest of Europe	**306.3**	304.6	**13.0**	14.7
USA	**80.9**	82.8	**6.6**	6.7
Rest of the world	**100.2**	92.7	**4.9**	3.4
Total	**782.6**	755.2	**39.1**	38.0

- **Revenues** in the first six months of 2004 increased by EUR 27.4 million, or 3.6%, to EUR 782.6 million. On a like for like basis, sales increased 7.1%. The growth in Poland (+EUR 20.6 million) was the result of higher selling prices to compensate for a strong increase in raw material costs. Sales in the USA increased in dollars but decreased because of an unfavourable exchange rate. In France sales were maintained in a difficult market. Sales in the Rest of Europe were flat as a result of better volumes offset by unfavourable exchange

rates. In the Rest of the World turnover developed strongly with 8.1% growth particularly in India, Jordan and South Africa.

- **Operating income** amounted to EUR 39.1 million, an increase of almost 3% over the same period of last year. Exchange rates had a negative influence of EUR 1.7 million or -4.5%. On a like for like basis, operating income increased 6.9%. In France results improved due to the reduction of costs. Operating income in Poland and the USA increased in local currency but slightly declined because of unfavourable exchange rates. In the Rest of Europe trading conditions were more difficult due to higher raw material prices. There was strong progress in Argentina, Brazil, Jordan and South Africa.

- **Net income - group share** amounted to EUR 5.2 million compared to EUR 1.8 million for the same period last year. It reflects the increase of operating income, the decrease of financial expenses due to lower average debt and a slight increase of net exceptional items.

- **The net debt to equity ratio** stands at 0.74 compared to 0.93 at 30 June 2003 and 0.73 at 31 December 2003.

Outlook

The Group expects to further control costs and optimise synergies between its subsidiaries, as it did during the first half-year to compensate for high raw material prices. Exchange rates should generally still have a negative effect on results and exports should still be hampered by the weak American dollar. However, the last few months showed positive signs regarding raw material prices. Compared to the first six months, this should allow operating income to improve during the second half year, which traditionally is a more favourable period for the Group's activities.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and had sales in 2003 of over € 1.5 billion. Provimi has 100 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04 or + (31) 10 423 95 85

Press relations:
Miriam ter Braak: + (31) 10 423 96 33, or mobile + (31) 6 511 23 766
Citigate First Financial, Floor van Maaren: + (31) 20 575 40 78

This press release and the presentation of semi-annual results can be downloaded from the Group's website: **http://www.provimi.com** and are available upon request at the company's head office.